FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc.

On 30 December 2011, the Company's Non-Executive Directors were provisionally allocated awards over Ordinary shares at a price of £14.70 per Ordinary share and $45.53 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 October 2011 to 30 December 2011:

Non Executive Director	Ordinary Shares	American Depositary Shares (ADSs)

Sir Christopher Gent	2,295.918

Prof. Sir Roy Anderson	573.980

Dr Stephanie Burns		325.294

Ms Stacey Cartwright	318.878
Mr Lawrence Culp		650.588

Sir Crispin Davis	2,125.850

Ms Judy Lewent		162.647*
Sir Deryck Maughan		650.588

Mr James Murdoch	1,275.510

Dr Daniel Podolsky		683.117

Mr Tom de Swaan	786.565

Sir Robert Wilson	573.980

The Company and the Non-Executive Directors were informed of these allocations on
3 January 2012.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
10 January 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 10, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc